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                                                                     EXHIBIT 8.1


                                August 19, 1999

Veritas Energy Services Inc.
2200, 715 - 5th Avenue S.W.
Calgary, Alberta
T2P 5A2

Dear Sirs:

                         RE: CANADIAN INCOME TAX OPINION
                   PROSPECTUS (AUGUST 19, 1999) AND FORM S-3

         We are Canadian tax counsel to Veritas Energy Services, Inc. ("VESI").

         The arrangement of Enertec Resource Services Inc. ("Enertec") and VESI provides that each issued and outstanding common share of Enertec (the "Enertec Common Share") will be transferred to VESI and the sole consideration received therefor will be 0.345 of a Class A Exchangeable Share, Series 1 of VESI (the "Series 1 Exchangeable Shares"). The holders of the Series 1 Exchangeable Shares will have the right to later exchange such shares for the same number of common shares of Veritas DGC Inc. ("Veritas DGC Common Stock").

         We have been engaged to express an opinion on the Canadian federal income tax implications that will arise on the exchange of the Series 1 Exchangeable Shares for the Veritas DGC Common Stock.

         In forming our opinion, we have relied upon the Income Tax Act (Canada) (the "Canadian Tax Act"), income tax regulations ("Regulations") enacted thereunder, proposed amendments to the Canadian Tax Act and Regulations, and our understanding of the current administrative practices of Revenue Canada, Customs, Excise and Taxation ("Revenue Canada"). Our opinion takes into account any amendments to the Canadian Tax Act and Regulations publicly announced prior to the date hereof and assumes that all such proposed amendments will be enacted in their present form, although no assurance can be given that such will be the case. Our Opinion does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action.

         Our opinion is based on information provided in the Prospectus of Veritas DGC Inc. dated August 19, 1999 (the "Prospectus") that is attached to the Form S-3 dated August 19, 1999. We assume that all transactions will be implemented as described in the Prospectus.

         In our opinion, the exchange by holders of a Series 1 Exchangeable Shares for Veritas DGC Common Stock will not be a tax-deferred event for purposes of the Canadian Tax Act. The liability for, and amount of Canadian income taxes exigible on, the exchange will depend on a variety of circumstances, including the residency of the holder and the method of the exchange. The particulars are more fully set out in the Prospectus under "INCOME TAX CONSIDERATIONS - Canadian Federal Income Tax Considerations to Former Enertec Shareholders."

         We hereby consent to the use of our firm name in the Prospectus under the subheading "Canadian Federal Income Tax Considerations to Former Enertec Shareholders."

                                Yours very truly,


                                /s/ FELESKY FLYNN

                                FELESKY FLYNN